Replimune Group, Inc.

18 Commerce Way

Woburn, MA  01801

August 15, 2019

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Sonia Bednarowski

Re:	Replimune Group, Inc. Registration Statement on Form S-3 Filed August 8, 2019 (Registration No. 333-233147)

Dear Ms. Bednarowski:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement (the “Registration Statement”) of Replimune Group, Inc. We respectfully request that the Registration Statement become effective as of 4:05 p.m., Eastern Time, on August 15, 2019 or as soon as practicable thereafter.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling Benjamin J. Stein at (617) 341-7775.

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Very truly yours,

Replimune Group, Inc.

	By:	/s/ Philip Astley-Sparke
Philip Astley-Sparke
Executive Chairman

cc:	Robert Coffin, Replimune Group, Inc.
Timothy J. Corbett, Morgan, Lewis & Bockius LLP

[Signature Page to Request for Acceleration of Effectiveness of Registration Statement]